EXHIBIT 8.1



     [AN OPINION SUBSTANTIALLY IN THE FORM BELOW WILL BE DELIVERED AT CLOSING OF THE TRANSACTION DESCRIBED HEREIN, ASSUMING NO
     MATERIAL CHANGE IN THE FACTS OR LAW UPON WHICH SUCH OPINION IS
     BASED]


                  [Letterhead of Duane, Morris & Heckscher LLP]



                                     [Date]


Board of Directors
ARTRA GROUP Incorporated
500 Central Avenue
Northfield, Illinois 60093

Board of Directors
Entrade Inc.
12 Springdale Road
Cherry Hill, NJ 08003

           Re: Proposed Merger of WWWX Merger Subsidiary, Inc. with and into ARTRA GROUP Incorporated

Ladies and Gentlemen:

         We have acted as counsel to ARTRA GROUP Incorporated , a Pennsylvania corporation ("Artra") in connection with the Agreement and Plan of Merger, dated as of February 23, 1999 and amended as of April 30, 1999 and May 14, 1999 (the "Agreement"), among Artra, WorldWide Web NetworX Corporation, a Delaware corporation ("WWWX"), NA Acquisition Corp. (now known as Entrade Inc.), a Pennsylvania corporation and wholly-owned subsidiary of WWWX ("Entrade") and WWWX Merger Subsidiary, Inc., a Pennsylvania corporation and wholly-owned subsidiary of Entrade (the "Merger Sub"), whereby Merger Sub will be merged with and into Artra, with Artra being the surviving corporation (the "Merger").

         Entrade was formed for the purpose of acquiring, in exchange for its common stock and other consideration, certain assets of WWWX, certain retained interests of Energy Trading Company, a Delaware corporation, and the outstanding shares of Common Stock and Preferred Stock of Artra pursuant to the proposed Merger.



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         This opinion  addresses the material federal income tax consequences of the Merger to the Artra shareholders.

         Except as otherwise defined herein, all terms defined in the Agreement shall have the same meaning when used in this opinion.

         Pursuant to the Agreement and the applicable provisions of laws of the Commonwealth of Pennsylvania, Merger Sub will merge with and into Artra, with Artra being the surviving corporation and, upon the Effective Time, each holder of shares of outstanding Artra Common Stock will receive, in exchange for each share of Artra Common Stock, one share of Entrade Common Stock and each holder of Artra Preferred Stock will receive in exchange for each share of Artra Preferred Stock, 329 shares of Artra Common Stock. Entrade will not issue fractional shares of its stock. In lieu of fractional shares of Entrade, if any, each shareholder of Artra who is entitled to a fractional share of Entrade Common Stock will receive an amount of cash equal to the product of such fraction multiplied by the closing price of Entrade Common Stock on the New York Stock Exchange on the first day Entrade Common Stock is traded after the Effective Time.

         In rendering our opinion, we have examined and relied upon but have not independently verified the accuracy and completeness of the facts, information, covenants and representations contained in the Agreement and such other documents as we have deemed necessary or appropriate as a basis for our opinion. In addition, we have relied upon certain representation letters furnished to us by Entrade and Artra. Where such statements and representations are made to the best knowledge and belief of the person making such statement or representation, we have assumed the facts to be as so stated and represented. We have also assumed that the Merger will be consummated in accordance with the Agreement and the Registration Statement, including the Proxy Statement/Prospectus, as filed with the Securities and Exchange Commission on Form S-4. Our opinion is conditioned on the initial and continuing accuracy of such facts, information, covenants, representations, statements and assumptions. In addition, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to the originals of all documents submitted to us as copies.

         In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury
Regulations promulgated thereunder, pertinent judicial authorities, and interpretive rulings as we have considered relevant as in effect as of the date hereof. Statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusions.

                                     *******

         Based solely upon the foregoing, we are of the opinion that under current law for federal income tax purposes:

         (i) The Merger will be treated as a transfer of property to Entrade by the holders of the Artra Common Stock and the holders of the Artra Preferred Stock governed by Section 351 of the Code;

         (ii) No gain or loss will be recognized by a holder of Artra Common Stock upon the receipt of Entrade Common Stock solely in exchange for his or her Artra Common Stock;

         (iii) No gain or loss will be recognized by a holder of Artra Preferred Stock upon the receipt of Entrade Common Stock solely in exchange for his or her Artra Preferred Stock;

         (iv) The basis of the Entrade Common Stock received by a holder of Artra Common Stock pursuant to the Merger (including any fractional share interest to which that shareholder may be entitled) will be the same as the basis of the Artra Common Stock exchanged therefor;

         (v) The basis of the Entrade Common Stock received by a holder of Artra Preferred Stock pursuant to the Merger (including any fractional share interest to which that holder may be entitled) will be the same as the basis of the Artra Preferred Stock exchanged therefor;

         (vi) The holding period of the Entrade Common Stock received by a holder of Artra Common Stock pursuant to the Merger (including any fractional share interest to which that holder may be entitled) will include the holding period of the Artra Common Stock exchanged therefor, provided the Artra Common Stock is held as a capital asset by the holder on the Effective Time;

         (vii) The holding period of the Entrade Common Stock received by a holder of Artra Preferred Common Stock pursuant to the Merger (including any fractional share interest to which that holder may be entitled) will include the holding period of the Artra Common Stock exchanged therefor, provided the Artra Preferred Stock is held as a capital asset by the holder on the Effective Time;

         (viii) A holder of the Artra Common Stock who receives cash in lieu of a fractional share of Entrade Common should recognize gain or loss equal to the difference between the cash received and the holder's basis in that fractional share, and that gain or loss should be capital gain or loss if the fractional share would have been a capital asset in the hands of the holder; and

         (ix) A holder of the Artra Preferred Stock who receives cash in lieu of a fractional share of Entrade Common should recognize gain or loss equal to the difference between the cash received and the holder's basis in that fractional share, and that gain or loss should be capital gain or loss if the fractional share would have been a capital asset in the hands of the holder.

            Except as set forth above, we express no opinion as to the federal, state, local or foreign tax consequences of the Merger or of any transactions related thereto. This opinion is solely for your benefit and is not to be used, quoted, circulated or otherwise referred to without our express written permission.





                                             Very truly yours,